November 5, 2020

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”)
File No.: 333-249345

Dear Ms. Rotter and Ms. Marquigny:

On October 6, 2020, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the REMS Real Estate Income 50/50 Fund (the “Target Fund”) into the REMS Real Estate Value-Opportunity Fund (the “Survivor Fund” and, collectively with the Target Fund, the “Funds”), each a series of the Trust. Ms. Rotter provided oral accounting comments related to the filing on behalf of the staff of the Commission (the “Staff”) on October 28, 2020 and Ms. Marquigny provided oral legal comments related to the filing on behalf of the Staff on October 30, 2020. This letter responds to those comments and is being submitted to you in a correspondence filing (the “Correspondence Filing”). The Trust will file definitive versions of the Proxy Statement/Prospectus and the Statement of Additional Information (“SAI”) included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the responses to the Staff’s comments noted below (the “497 Filing”). For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

Accounting Comments

1.	Please confirm that the fees presented in the fee table in the Registration Statement represent current fees.

Response: The Trust confirms that the fees presented in the fee table in the Registration Statement represent current fees.

2.	Please explain why the semi-annual report for both the Target and Survivor Funds is not listed in the items incorporated by reference into the SAI and confirm that such links will be included in the 497 Filing.

Response: The semi-annual report for both the Target and Survivor Funds Trust was inadvertently omitted from the list of items incorporated by reference into the SAI. The Trust has revised the SAI to list, and include a link to, the semi-annual report for both the Target and Survivor Funds. The Trust confirms that the above disclosures and links will be included in the 497 Filing.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

3.	The net assets noted in the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement do not agree to the amounts noted in each Fund’s financial statements as of June 30, 2020 filed on Form N-CSRs. Please confirm that these amounts will be corrected in the 497 Filing.

Response: The Trust confirms these amounts will be corrected in the 497 Filing.

4.	Please disclose the estimated costs of the Reorganization in the “Expenses of the Reorganization” section of the Registration Statement. Please confirm that this will be addressed in the 497 Filing and provide the revised disclosure as part of the Correspondence Filing.

Response: The disclosure has been revised to include the estimated costs of the Reorganization in the “Expenses of the Reorganization” section of the Registration Statement and will be included in the 497 Filing as follows:

“The costs of the Reorganization are expected to be approximately $60,000.”

Legal Comments

1.	With a view to disclosure in an appropriate location, please confirm that the valuation policies and procedures of each Fund are similar in all material respects. If not, advise the Staff of the differences and the impact on Fund shareholders, if any.

Response: The Trust confirms that the valuation policies and procedures of each Fund are identical and are described in the “Fair Value Pricing” section of Appendix B. The following disclosure has been added to the “Comparison of Sales Load, Distribution and Shareholder Servicing Agreements” section of the Registration Statement:

“The sales loads, distribution and shareholder servicing arrangements, and valuation policies and procedures of each of the Funds are identical. Information on the sales load, distribution and shareholder servicing arrangements, and valuation policies and procedures can be found in Appendix B to this Proxy Statement/Prospectus.”

2.	With a view to disclosure in an appropriate location, please advise whether the Funds have similar portfolio exposures from a real estate classification and risk perspective. For example, does one Fund have greater exposure to hotels and offices impacted by COVID-19 and related responses to COVID-19 than the other. If so, please highlight material differences so that investors may understand how their investment is changing assuming approval of the Reorganization.

Response: In the opinion of the Funds’ investment adviser, Real Estate Management Services Group, LLC (the “Adviser”), the Funds have similar portfolio exposures from a real estate classification and risk perspective and a statement to this effect has been included in the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement. Relative to potential COVID impacts on the Funds’ portfolios, the Adviser believes it does not have the visibility to make specific projections or assessments about how the impact of COVID will unfold on the Funds’ portfolios but will make changes over time to portfolio exposures relative to the emerging outlook for individual holdings.  The Trust has reviewed the risk disclosures in the Registration Statement believes they sufficiently highlight the material differences between the Funds.

2

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

3.	Please confirm in the Correspondence Filing that holding the Special Meeting of Shareholders by remote means is consistent with applicable state law and the Funds' governing documents.

Response: The Trust has determined that the Special Meeting of Shareholders will not be held by remote means. The Special Meeting will be held in person in accordance with applicable state law and the Funds’ governing documents. The reference to holding the Meeting by remote means has been removed.

4.	In the Dear Shareholder letter included in the Registration Statement, please modify the last sentence of the third paragraph to state that the Funds’ investment objectives, principal investment strategies and investment policies are “substantially similar”, not just “similar,” or explain why the Trust is not able to do so.

Response: The disclosure has been modified to state that the Funds’ investment objectives, principal investment strategies and investment policies are “substantially similar” and such disclosure will be included in the 497 Filing.

5.	In the Dear Shareholder letter included in the Registration Statement, please revise the disclosure to clarify sub-paragraph (5) of the third full paragraph.

Response: The disclosure has been modified as follows and will be included in the 497 Filing:

Real Estate Management Services Group, LLC (the “Adviser”), the investment adviser to the Funds, recommended the reorganization of the Target Fund because the Adviser believes that it is in the best interests of each Fund’s shareholders if the Target Fund is combined with the Survivor Fund because…(5) “the gross expenses of the Target Fund are in excess of the Fund’s expense limit at current asset levels, which requires the Adviser to waive its management fee and reimburse expenses to the Target Fund to maintain the expense limit, and the Adviser believes this will likely continue in the current market environment. The assets of the Target Fund are not at the levels that the Adviser anticipated due to a number of factors, including market factors related to the COVID-19 global pandemic and its impact on investor interest in public real estate securities.  Accordingly, the Adviser would be required to continue to subsidize the Target Fund to maintain its operations as currently structured, which the Adviser is not willing to do.”

3

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

6.	Please clarify the bold sentence in the first full paragraph on the last page of the Dear Shareholder letter. Specifically, the Staff notes the statement that the Target Fund shareholders will not be charged any redemption fees "in connection with" the Reorganization; however, it is unclear whether a shareholder who chooses to redeem shares because they disagree with the Reorganization will be assessed a redemption fee or not. Please revise the disclosure to clarify this point.

Response: The disclosure has been modified as follows:

“Shareholders of the Target Fund will not be assessed any redemption fees on redemptions prior to or in connection with the Reorganization; nor will any other shareholder fees be imposed on Target Fund shareholders in connection with the Reorganization.”

7.	In the “Questions and Answers” section of the Registration Statement, in the response to the question “How do the fee and expense structures of the Funds compare?,” quantify how much higher the Survivor Fund's management fee and operating expenses are than the those of the Target Fund and disclose the date by which the Adviser would no longer be required to continue subsidizing the Target Fund.

Response: The disclosure has been revised as follows:

“The Survivor Fund’s management fee (0.90%) and limit on its annual operating expenses (1.00%) is higher than the management fee (0.45%) and operating expense limit (0.60%) of the Target Fund. The Funds’ investment adviser is obligated to continue to maintain the Target Fund’s expense limit at this level until April 30, 2031 and has indicated that it is not willing to continue subsidizing the Target Fund at its current net asset levels.”

8.	In the “Proposal – Approval of the Reorganization” section of the Registration Statement, under “Background and Reasons for the Proposed Reorganization” the disclosure lists six reasons why the Reorganization is in the best interests of shareholders of both Funds. The fourth reason states "it is expected to reduce operating expenses due to the spreading of fixed costs over a larger pool of assets." Does this statement mean the operating expenses of the Combined Fund will be lower than the current operating expenses of the Target Fund, the Survivor Fund or both?

Response: The disclosure has been revised as follows and will be included in the 497 Filing:

“it is expected to reduce operating expenses of the Combined Fund over time due to the spreading of fixed costs over a larger pool of assets;"

4

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

9.	In the “Proposal – Approval of the Reorganization” section of the Registration Statement, in the bullet points the Staff notes the statement that the "Survivor Fund is more actively managed than the Target Fund". In the appropriate location in the Registration Statement, please highlight such material differences between the Funds so that investors may understand how their investment is changing. In this regard, please note that simply presenting information side by side is insufficient in as much as it forces the reader to discern the variances and interpret the impact of those differences. Your disclosure should purposefully highlight and compare the material differences.

Response: The following disclosure has been added to the beginning of the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement and will be included in the 497 Filing:

“The chart that follows compares the Funds, including their principal investment strategies. The Funds have similarities in their investment strategies, but they are not identical.

Similarities. Both Funds invest primarily in publicly traded real estate securities and have similar yield-focused investment strategies and use the same primary benchmark, the MSCI US REIT Index. In addition, both Funds seek income as an important component to their investment objective and strategies. Both Funds are managed by the same investment adviser and portfolio managers and are each actively traded, diversified series of the Trust. The Funds have similar portfolio exposures from a real estate classification and risk perspective.

Differences. A primary difference between the Funds is the Target Fund holds a larger percentage of its assets in REIT preferred stocks than the Survivor Fund. However, following the Reorganization, it is anticipated that the Survivor Fund will retain some of the Target Fund’s REIT preferred stock positions thereby increasing the Survivor Fund’s holdings in REIT preferred stocks.  The Survivor Fund is more heavily weighted to the Housing sector, because investments in this sector generally do not pay a dividend and therefore are not as suitable for the Target Fund. In addition, the Survivor Fund is more actively managed than the Target Fund due in part to the Target Fund’s larger position in REIT preferred stocks which tend to be held in a Fund’s portfolio for a longer term compared to other Fund holdings. The execution of the Survivor Fund’s strategy is more research and management intensive.”

10.	In the “Proposal – Approval of the Reorganization” section of the Registration Statement, in the ninth bullet point, how are the Combined Fund's net operating expenses calculated? Does the comparison assume advisory fee waivers or expense reimbursements apply to the Combined Fund? If so, state this and explain the basis for the Board's assumption.

Response: The bullet point has been revised as follows and will be included in the 497 Filing:

“If the Adviser is unwilling to continue to subsidize the operating expenses of the Target Fund, Target Fund shareholders will benefit from an investment in the Combined Fund as the net operating expenses of the Combined Fund, which will be limited contractually until April 30, 2031 by the Adviser to 1.00% of the Fund's average daily net assets (except for to distribution fees pursuant to Rule 12b-1 Plans, brokerage commissions, taxes, interest, dividend expense on short sales, acquired fund fees and expenses, other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business), are lower than the gross operating expenses of the Target Fund (i.e., the expenses of the Target Fund shareholders would pay if the Adviser does not subsidize the Fund’s expenses);…”

5

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

11.	In the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement, please update the first sentence to include a reference to the fact that shareholders pay fees and expenses when they sell shares of the Funds, in addition to when they buy and hold Fund shares.

Response: The disclosure has been revised as follows and will be included in the 497 Filing:

“As an investor, shareholders may pay fees and expenses to buy, hold and sell shares of the Funds.”

12.	Please confirm that the terms of the Funds’ expense limitation agreements end April 30, 2031. In the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement, please indicate in the footnotes to the fee tables the circumstances under which the Board can terminate these expense limitation agreements.

Response: The Trust confirms that the terms of the Funds’ expense limitation agreements end April 30, 2031. Additionally, the disclosure in each of the footnotes to the fee tables has been revised as follows and will be included in the 497 Filing:

“The expense limitation agreement may only be terminated by the mutual consent of the parties.”

13.	Please confirm in the Correspondence Filing that the Adviser is not recouping any of the fees it has waived and expenses it has reimbursed with respect to the Target Fund in connection with or as a result of the Reorganization.

Response: The Trust confirms that the Adviser is not recouping any of the fees it has waived or expenses it has reimbursed with respect to the Target Fund in connection with or as a result of the Reorganization.

14.	The Staff notes that the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement indicates that the Combined Fund’s Shareholder Services Plan expenses for the Platform Shares are projected to be higher than those of the Platform Shares of the Target Fund. Please note this increase in the “Questions and Answers” section of the Registration Statement.

6

Ms. Mindy Rotter

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

November 5, 2020

Response: The response to the question “How do the fee and expense structures of the Funds compare?” in the “Questions and Answers” section of the Registration Statement has been revised to include the following:

“In addition, Shareholder Services Plan expenses for the Platform Shares of the Combined Fund are projected to be 0.25%, which is higher than those of the Target Fund (0.15%).”

15.	Please disclose the estimated costs of the Reorganization in the “Expenses of the Reorganization” section of the Registration Statement. The Staff notes that the estimated costs of the Reorganization are identified elsewhere in the Registration Statement as $60,000 but the “General Information About the Proxy Statement/Prospectus – Proxy Solicitation Costs” identifies proxy solicitation costs as $60,000. Please confirm there are no Reorganization costs being incurred above and beyond the proxy solicitation.

Response: The disclosure in the “Expenses of the Reorganization” section of the Registration Statement has been revised to include the estimated costs of the Reorganization and the disclosure in the “General Information About the Proxy Statement/Prospectus – Proxy Solicitation Costs” section of the Registration Statement has been revised to reflect proxy solicitation costs as no more than $20,000. The revised disclosures are as follows:

Expenses of the Reorganization: “The costs of the Reorganization are expected to be approximately $60,000.”

General Information About the Proxy Statement/Prospectus – Proxy Solicitation Costs: “The estimated cost of solicitation is not expected to exceed $20,000.”

16.	The Staff notes that the Opinion and Consent of Counsel regarding the validity of shares to be issued that was filed as an exhibit to the Registration Statement is a “Form of” and not an actual Opinion of Counsel. Please confirm an actual Opinion of Counsel regarding the validity of shares to be issued will be filed with the next amendment to the Trust’s registration statement.

Response: The Trust confirms that an actual Opinion of Counsel regarding the validity of shares to be issued will be filed with the next amendment to the Trust’s registration statement.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

7